                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                       TCI SATELLITE ENTERTAINMENT, INC.
                                (Name of Issuer)

                     Series A Common Stock, $1.00 par value
                     Series B Common Stock, $1.00 par value
                     --------------------------------------
                        (Title of Classes of Securities)

                        Series A Common Stock  872298104
                        Series B Common Stock  872298203
                        --------------------------------
                                (CUSIP Numbers)

                              Dr. John C. Malone
                         c/o Tele-Communications, Inc.
   Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 23, 1997
                              ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          Exhibit Index is on Page 6

Cusip No. -  Series A Common Stock  872298104
Cusip No. -  Series B Common Stock  872298203


--------------------------------------------------------------------------------
     (1)          Names of Reporting Persons S.S. or I.R.S. Identification Nos.
                  of Above Persons

                  Dr. John C. Malone

--------------------------------------------------------------------------------
     (2)          Check the Appropriate Box if a Member of a Group
                                                                    (a)  [ ]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
     (3)          SEC Use Only


--------------------------------------------------------------------------------
     (4)          Source of Funds
                  PF, AF

--------------------------------------------------------------------------------
     (5)          Check if Disclosure of Legal Proceedings is Required Pursuant
                  to Items 2(d) or 2(e)           [_]

--------------------------------------------------------------------------------
     (6)          Citizenship or Place of Organization
                  U.S.

--------------------------------------------------------------------------------
Number of         (7)  Sole Voting Power          756,061 Shares of Series A*
                                                  3,439,958 Shares of Series B**
Shares Bene-
                       ---------------------------------------------------------
 ficially         (8)  Shared Voting Power        0 Shares
 Owned by
                       ---------------------------------------------------------
Each Report-      (9)  Sole Dispositive Power     756,061 Shares of Series A*
                                                  3,439,958 Shares of Series B**
ing Person
                       ---------------------------------------------------------
  With            (10) Shared Dispositive Power   0 Shares

--------------------------------------------------------------------------------
     (11)         Aggregate Amount Beneficially Owned by Each Reporting Person

                       756,061 Shares of Series A*
                       3,439,958 Shares of Series B**

--------------------------------------------------------------------------------
     (12)         Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares                                              [_] **

--------------------------------------------------------------------------------
     (13)         Percent of Class Represented by Amount in Row (11)***

                       Series A Common Stock      1.3%
                       Series B Common Stock      40.6%

--------------------------------------------------------------------------------
     (14)         Type of Reporting Person

                       IN
_____________________________

*Including the 556,061 shares beneficially owned by Dr. Malone, together with the additional 200,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 120,000 shares are currently exerciseable, but does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock. (See Items 3 and 5 of the Statement)
**Includes 117,300 shares of Series B Common Stock beneficially owned by Dr. Malone's spouse, to which Dr. Malone disclaims any beneficial ownership thereof. (See Item 5 of the Statement).
***Each share of Series A Common Stock is entitled to one vote per share and each share of Series B Common Stock is entitled to 10 votes per share. Accordingly, when these series of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of the Issuer representing approximately 24.6% of the voting power of the Issuer.

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 3)

                                 Statement of

                              DR. JOHN C. MALONE

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                       TCI SATELLITE ENTERTAINMENT, INC.
                         (Commission File No. 0-21317)

ITEM 1.   Security and Issuer
          -------------------

          Dr. John C. Malone hereby amends and supplements his Statement on
Schedule 13D (the "Statement"), with respect to the Series A Common Stock, par value $1.00 per share (the "Series A Stock"), and the Series B Common Stock, par value $1.00 per share (the "Series B Stock" and together with the Series A Stock, the "Issuer Common Stock"), of TCI Satellite Entertainment, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8085 South Chester, Suite 300, Englewood, Colorado 80112. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

          Dr. Malone is filing this Amendment No. 3 to the Statement to report an acquisition of shares of Series A Stock and a disposition of shares of Series B Stock.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Item 3 of the Statement is hereby amended and supplemented by adding the following:

          Pursuant to the terms of an Exchange Agreement, dated as of September 23, 1997 (the "Agreement"), among Dr. Malone, Tele-Communications, Inc. and Kearns-Tribune Corporation ("KTC"), KTC exchanged 911,250 shares of Series B Stock owned by KTC for 911,250 shares of Series A Stock owned by Dr. Malone. The foregoing description of the exchange is qualified in its entirety by reference to the Agreement attached to this Amendment No. 3 to the Statement as
Exhibit 7(C) and incorporated herein by this reference.

ITEM 4.   Purpose of Transaction
          ----------------------

          Item 4 of the Statement is hereby amended and supplemented by adding the following:

          Dr. Malone exchanged 911,250 shares of his Series A Stock for an equal number of shares of Series B Stock, all as described in Item 3 above, to increase his voting power with respect to the Issuer.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5(a) of the Statement is hereby amended and supplemented by adding the following:

          Dr. Malone beneficially owns (without giving effect to the conversion of Series B Stock for Series A Stock): (a) 756,061 shares of Series A Stock, which includes interests in shares held by the trustee of the Issuer's Employee Stock Purchase Plan, and options for 200,000 shares of which options for 120,000 shares are currently exerciseable and represents 1.3% of the outstanding shares of Series A Stock; and (b) 3,439,958 shares of Series B Stock, which represents 40.6% of the outstanding shares of Series B Stock. The foregoing percentage interests are based on the outstanding share numbers provided by the Issuer as of August 31, 1997 (adjusted for Dr. Malone's options as if exercised in full), as follows: 58,420,802 shares of Series A Stock and 8,465,564 shares of Series B Stock. When these series of stock are aggregated, Dr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 24.6% of the voting power of the Issuer.

          Item 5(c) of the Statement is hereby amended and supplemented by adding the following:

          Except as described in Item 3 above on Dr. Malone's exchange of 911,250 shares of Series A Stock for an equal number of shares of Series B Stock, neither Dr. Malone nor, to his knowledge, his spouse has executed transactions in the Issuer's Common Stock during the past 60 days.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

          C.  Exchange Agreement, dated as of September 23, 1997, among Dr. John
              C. Malone, Tele-Communications, Inc. and Kearns-Tribune
              Corporation.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Statement is true, complete and correct.


September 29, 1997                             /s/  Dr. John C. Malone
                                               -------------------------------
                                               Dr. John C. Malone

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT                             EXHIBIT                            PAGE
-------                             -------                            ----
NUMBER
------

 7(C)        Exchange Agreement dated as of September 23, 1997,         7
             among Dr. John C. Malone, Tele-Communications, Inc.
             and Kearns-Tribune Corporation.